                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                       SECURITIES OF SMALL BUSINESS ISSUER

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                                I-TRAX.COM, INC.
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Delaware                                          13-3212593
---------------------------------------                  -------------------
(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                          Identification No.)

     12020 Sunrise Valley Drive,
     Suite 350
     Reston, VA                                               20191
-----------------------------------------------            ----------
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number, including area code: 703-860-0600

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)



PHL_A 1347900 v 6

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                                      INDEX
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
PART I   ................................................................................................2
         Item 1.           Business......................................................................2
         Item 2.           Management's Discussion and Analysis of Financial Condition and
                           Results of Operations........................................................18
         Item 3.           Description of Properties....................................................21
         Item 4.           Security Ownership of Certain Beneficial Owners and Management...............21
         Item 5.           Directors and Executive Officers.............................................24
         Item 6.           Executive Compensation.......................................................28
         Item 7.           Certain Relationships and Related Transactions...............................31
         Item 8.           Description of Securities....................................................32

PART II  ...............................................................................................33
         Item 1.           Market Price of and Dividends on the Registrant's Common Equity and
                           Related Stockholder Matters..................................................33
         Item 2.           Legal Proceedings............................................................34
         Item 3.           Changes in and Disagreements with Accountants on Accounting and
                           Financial Disclosure.........................................................34
         Item 4.           Recent Sales of Unregistered Securities......................................34
         Item 5.           Indemnification of Directors and Officers....................................36

PART F/S.                  Financial Statements.........................................................37

PART III ...............................................................................................37
         Item 1/2.         Index to Exhibits............................................................37

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                                        1

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PART I

Item 1. Business.

Business History

           We were incorporated in the State of Delaware under the name of Marmac Corporation in May 1969. In December 1979, we changed the Company's name to Ibex Industries International, Inc. On April 1, 1996, we purchased the assets of certain physician practices, changed the Company's name to U.S. Medical Alliance, Inc., and commenced operations as a physician practice management company.

           As U.S. Medical Alliance we completed one additional physician practice acquisition. However, we did not have adequate liquidity and capital resources to withstand the downturn in the physician practice management industry, nor the ability to acquire profitable physician practices. In January 1997, the Board of Directors, in an effort to reorganize the Company, elected Frank A. Martin as its President. Mr. Martin negotiated for the return of the previously acquired physician practice assets to the physicians in exchange for the cancellation of any U.S. Medical Alliance capital stock or notes associated with those acquisitions. We then changed the Company's name to I-Trax.com, Inc. on August 27, 1999.

           On September 3, 1999, we entered into a Software and Proprietary Product Corporate License Agreement with Member-Link Systems, Inc., a health information technology company. The license agreement gave us the exclusive right to use certain software in an immunization tracking system (which we call I-Trax(TM)), and to develop an application allowing, among other parties, public and private health systems to track immunizations over the Internet. Concurrently with entering into the license agreement, the parties also entered into a technical services agreement, related to the technology licensed pursuant to the license agreement, and a management services agreement, related to the management and implementation of our business plan. As consideration for these agreements, we issued 3,000,000 shares of our Common Stock to Member-Link and an aggregate of 2,000,000 shares of our Common Stock to certain executive officers of Member-Link.

           Effective as of December 30, 1999, Member-Link merged with and into us pursuant to a Merger Agreement dated as of December 14, 1999. In the merger, each of the 1,809,686 outstanding shares of Common Stock of Member-Link was converted into a right to receive 4.4207 shares of our Common Stock. An aggregate of 8,000,082 shares of our Common Stock was issued in the merger. The 3,000,000 shares of our Common Stock held of record by Member-Link at the time of the merger were canceled. As a further consequence of the merger, each of the license agreement, the technical services agreement and management services agreement were canceled.

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           On February 20, 2000, we completed the sale of 1,830,000 shares of
Common Stock at a price of $1.00 per share in a series of closings pursuant to a private placement. The entire net proceeds of the sale (approximately $1,780,000) are being used for working capital.

           As of April 4, 2000 the Company had 17,858,084 outstanding shares of Common Stock.

Overview/Background

           Our discussion in this registration statement describes the combined businesses of our Company with that of Member-Link. All references in this registration statement to "we", "us", "I-Trax.com", "our Company", or "the Company", unless expressed otherwise, include the combined businesses of our Company and Member-Link as in effect as of December 30, 1999.

           Our Company is a medical information systems and eHealth organization that is building an Internet portal focused on providing a secure and confidential repository of clinical health information to public health agencies, private health organizations, health care providers, and the public at large. The Company's technology, which is already deployed in non-Internet applications, provides a platform for collecting certain disease specific data at the point of care, offers a secure and confidential repository of clinical health information, which is fully accessible with proper authorization by any branch of the health care community, and is well positioned to offer commerce opportunities in an interactive setting. We are developing a series of proprietary data management applications, that we will make available over the Internet.

           The initial Internet application will be a version of our immunization tracking system (I-Trax(TM)). A version of I-Trax(TM) was first installed at the Walter Reed Army Medical Center in Washington, DC in January 1997 to maintain military immunization records. The Internet version of I-Trax(TM) will give public health agencies and private health organizations, the ability to create online immunization records that can be accessed over the Internet by parents, schools, primary care, and other health providers.

           Our second Internet application is an asthma and respiratory disease management system (AsthmaWatch(TM)), developed in conjunction with The University of Southern California Los Angeles County Medical Center and The Asthma and Allergy Foundation of America. This application institutes team asthma care management by combining the collective expertise of specialists, nurses, care managers, acute and primary care providers and pharmacists, and providing up to the minute disease and patient information. An application of AsthmaWatch(TM) has proven to be an integral part of aggressive asthma programs such as Breathmobile(TM) projects which are underway across the nation and leading the attack on inner- city pediatric asthma.

           Research and development activities involve adding new functionalities to existing products and developing new disease management modules for the most difficult to manage diseases. Current work includes development of C-Trax, a sophisticated cardiovascular disease management module and development of a complete patient encounter module.

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The Market

           We believe that the market for these disease management and medical information services is currently very large and is expected to continue to increase. There is a growing recognition throughout the health care community of the need for coordinated medical care for the following reasons:

           o There is a growing demand in the United States for immunization registries in both public and private health care sectors to track and report the immunizations administered to children and adults. Managed care plans are looking to registries to assist in their meeting the quality measures of Health Plan Employer Data and Information Set (HEDIS) and the accreditation requirements of the National Committee for Quality Assurance (NCQA). Many health care experts believe that utilization of immunization registries will provide health system cost savings and increased vaccine safety.

           o The incidence and severity of asthma is reaching epidemic proportions, particularly in highly populated American cities. The Health Journal (Wall Street Journal) reported on December 3, 1999 that, "Asthma has tripled since 1980 for children under age five." We believe that effective asthma management requires the ability to connect health care providers at every level of specialty, with schools, pharmacies, and community health centers. AsthmaWatch(TM) enables such networking and care coordination.

The Company's first two Internet applications will, in essence, create integrated models of care through their unique data repositories that are fully accessible to all branches of the health care community - providers, hospitals, health plans, pharmacies, consumers and government agencies. The benefits of such a system include both quality and cost advantages.

           We believe that current software technologies for managing medical data are outdated, cumbersome to use, and extremely expensive. In the case of immunization registries, many software products are non-compliant with the data elements required by the current Center for Disease Control requirements. The Internet is likely to be the preferred methodology for the healthcare community to access easily software data management systems with the desired functionality.

           Our software applications are built on a proprietary, intelligent software architecture, Medicive Enterprise Database(R). The Medicive Enterprise Database(R) is designed to receive information for both the most complex and the simplest tasks encountered in a medical setting. It currently contains over 2,000 standard data entries containing in excess of 1,000,000 data elements. A key feature of the system is the architecture's ability to accept new and critical data elements, which is important for an industry experiencing rapid advances in clinical and laboratory research, as well as changes in treatment protocols. We believe the technology is "user-friendly" and personalized because it was developed by a team of health care providers, technology experts, and 3rd party users. At the point of care, our products collect data such as

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demographics and staff and physician assessments, and allow the user to view a record over time, call it up in graphical display, generate reports, and make quick comparisons in easy-to-read formats. The clinical encounter tracking feature not only gives the provider a view of the progress of treatments and factors that contribute to a particular disease but also provides a comprehensive picture of the management of the disease and the treatment outcome. We believe that comprehensive, accessible information of this type supports successful health care delivery. Overall, we believe our technology promotes user interaction, facilitates decision- making and supports health care management. And we believe that these advantages will enable our products to be accepted as an enterprise-wide solution.

           We are beginning to track the cost savings and efficiencies which we believe are realized though use of our software. We recently completed a study of immunization tracking in one of the largest public health care systems in the United States. The report revealed that three of 30 community health centers covered by the study deliver some 3,000 vaccines per month. Further, the study found that the health provider responsible for delivering the vaccinations must complete mandatory paperwork each month to satisfy the requirements set forth by the existing immunization program. This process requires a health provider in each department of each facility to complete 2 hours of paperwork a week. This equates to approximately 289 hours of work per week, by governmental health care professionals, creating a total of 15,043 hours per year for paperwork. The I-Trax.com system can effectively produce one central report covering the activities for all facilities with one person 3 hours per week. A saving of 14,887 employee hours per year would be realized by this system. These hours can then be converted into time delivering health care.

           Furthermore, the study discovered that each vaccine encounter takes approximately 30 minutes per patient. There are approximately 19,800 patient vaccination encounters in this study population per year, equating to 9,900 employee hours. I-Trax.com has proven in existing installations that the entire vaccine encounter can be reduced to 10 to 15 minutes, which reduces total delivery times by half and produces an additional 4000(+) employee hours savings.

 Patient Encounters: Employee Hours for Current Approach vs. I-Trax(TM)Approach


--------------------------------------------------------------------------------
                                   Current Process        I-Trax.com Approach
--------------------------------------------------------------------------------
Time/Patient Encounter                  30 minutes              10-15 minutes
--------------------------------------------------------------------------------
# of Patient Encounters                     19,800                     19,800
--------------------------------------------------------------------------------
Total Hours/Year                             9,900                      4,125
--------------------------------------------------------------------------------
           Represents 3 of 30 community health centers in one of the largest counties in the United States.

            Data on cost savings, efficiencies and improved care is currently being collected by the AsthmaWatch(TM) system and being analyzed by medical professionals currently using the system. This data should be available shortly.

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Strategy

           When our Internet applications are operational, we intend to charge fees on a per user basis. We also intend to create virtual communities around our online record/disease management systems between parents, schools, doctors, public health agencies, hospitals and other health care providers. We further plan to develop children and adult health information and referral resources, as well as marketing services for companies selling relevant health care products, educational products and other goods and services. We believe that the user's ability to use and benefit from the secure database through the convenience and utility of the Internet, will foster long-term advertising and promotional relationships, licensing fees, business-to-business and as well as business-to-consumer e-commerce. I-Trax(TM) immunization record management system will be the first application using this model. We will follow a similar business model for AsthmaWatch(TM), initially focusing marketing efforts on larger public health agencies, academic medical centers and major health care systems along with networks of specialist doctors and pediatricians.

           We believe that I-Trax.com is one of the first companies to target immunization, healthcare and disease management online applications. We believe that our competitive advantages are the clinician-developed, high quality, proprietary interfaces which are combined with a flexible and expandable database system.

           In the future we intend to develop new disease management applications for difficult to manage diseases, as well as to provide additional functionality and modifications to currently available software. Included will be support for new government and industry standards, such as those set forth in the Health Insurance Portability and Accountability Act of 1996 and any further requirements from the National Centers for Disease Control. There is no assurance that we can successfully do so.

           The Company believes that there will be strong advantages to be the first entrant in the market for these products. As such, we believe it will be possible for us to become the preferred Application Service Provider in particular communities, thus establishing ourselves as the dominant leader in such communities. We believe that our potential success factors include offering high quality software applications, secure and expandable databases and a high level of service quality. Our primary goal in providing many interface and service options such that I- Trax.com software is easy to use and so that there would be minimal impediments to health care providers using our products. Greater compliance in reporting and tracking immunizations and managing the health of asthmatics will be made possible by I-Trax.com.

           We believe industry partnerships can play a central role in our business strategy by providing access to key relationships, established customer bases, value-added content, and specific knowledge. Possible partners include eHealth web sites, pharmaceutical companies, and managed care organizations, research institutions and hospitals. I-Trax.com's partnerships will enable it to effectively launch multiple disease specific portals that draw upon existing market share and brand name recognition. At this time we have not initiated any

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substantive negotiations with any such possible partners and there is no assurance that once we do so that we will be able to enter into agreements with such possible partners.

The I-Trax.com Web Site

           The I-Trax.com web site is currently available as an informational site offering product descriptions and demonstrations. We just begun the development of our first Internet application, the I-Trax(TM) immunization registry. When it is available, physicians who have subscribed to the software will be given access to the application. Other modules will be added to our web site at later dates. As of the date hereof, we have not established a pricing model for our products.

         The Company intends to provide space on its web site for sponsorship by pharmaceutical manufacturers, corporate and institutional supporters. The Company believes that this will lead to reciprocal opportunities for advertising on other Internet websites.

         At this time, the Company does not intend to engage in Internet advertising in the form of banner ads.

Customer Service

         Historically, Member-Link had been known for its high level of customer service and satisfaction. I-Trax.com enjoys a high rate of new business referral from satisfied customers as well as a healthy rate of return business from its existing customer base. I-Trax.com intends to continue this high level of customer service, as it is a key factor for its success in this market space. Management has recently implemented a staffing plan in advance of growth to assure that premier standards in customer service are met.

Competition

         Many companies are operating in a segment of our market space. We believe our focus on building disease-specific, coordinated-care applications, intended to operate in conjunction with health care providers, is unique and we are not aware of any direct competitors in this market segment. We, however, consider the following to be our competition:

           o Healthcare portals including: Business to Business (B to B): e.g., Medscape/Medicalogic, Healtheon/Careinsite and Business to Consumer (B to C): e.g., Healtheon/WebMD, iVillage. (Although we view many firms in this category as competitors they are also likely to be strategic partners.)

           o Disease management companies and electronic medical record companies. E.g. H2I, Wellmed, BreathAmerica.

           o Established providers of existing, health care information technology. These firms have competencies in hospital information systems but also offer general electronic medical records, practice management systems, clinical data repositories, hospital info systems, accounting systems. E.g. Cerner Corporation, SMS, McKesson HBOC.

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Intellectual Property

         The Company's proprietary software for the structure, integration and access to its databases is registered under United States copyright laws, and the Company's graphic user interfaces (screens) are similarly protected. The Company has registered the use of certain of its tradenames and service names in the United States. The Company also has the rights to several Internet domain names, including I-Trax.com and I-Trax.net; Asthma-Watch.com and Asthma-Watch.net; Member-Link.com; eImmune.com and eImmune.net; and MedicalRecordsDept.com. In addition, the Company is currently exploring the potential availability of patent protection for its business processes and innovations.

Employees

         The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled vision-oriented management and employees. To this end, the Company focuses on incentive programs for its employees and endeavors to create a corporate culture which is challenging, rewarding and fun. As of March 1, 2000, the Company had 12 full-time employees and 2 part-time employees and considers its employee relations satisfactory.

Research and Development

         We conduct research and development on three levels on a continuing basis. First, the Company continually studies the business process in the medical community. A pivotal part of the success of our products is understanding the exact needs of our customers, and applying that knowledge to the graphic user interface, thus allowing our systems to integrate into the user's workflow without disruption. The Company was founded on this principle. We are constantly studying the changing work environment and clinical landscape of our customers and the industry as a whole. New disease modules, such as the C-Trax cardiovascular module, are under development and modifications and additional functionality will continue to be added to currently available software applications.

         Second, as a by-product of the business process study, the invention and development of unique problem solving tools embedded in our software make possible the process of entering and retrieving vast amounts of information in short periods of time. Constant development, re-engineering and implementation of these tools is a priority of the design and engineering staff and will continue to be a focus of the Company, allowing us to maintain a leading role in information systems development.

         Third, further technology platform research, development and engineering is conducted on a continual basis. New technologies, such as the Internet and the commercial software that support it, lack certain capabilities and functionalities required to allow the medical and health care industry to migrate to a total eHealth strategy. We believe we are in the process of creating software components to solve these problems and are constantly educating ourselves on available and emerging technologies that will help support and enhance our products.


                                       8
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Risk Factors

         An investment in our Common Stock is very risky. You should carefully consider the following risk factors in addition to the other available information about the Company before purchasing our Common Stock. Each of the following risks could have a material adverse effect on our business, financial condition or operating results. In such a case, the trading price of our Common Stock would probably decline, and you may lose all or part of your investment.

Our Extremely Limited Operating Experience May Cause Us to Misjudge our Markets or Needs

         Although we have been in existence since 1969, our involvement in software development and marketing has been a much more recent development. Our initial enterprise software application has been operational for less than two years and we are just preparing to launch our Internet operations. Accordingly, we have an extremely limited operating history in our current business. An investor in our Common Stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.

We May Be Unable to Implement Our Business Strategy

         Although we believe our strategy can be successful, there are many reasons why we may be unable to implement it, including our possible inability to:

           o deploy I-Trax(TM), AsthmaWatch(TM)and other potential products on a large scale due to software development or other problems;
           o attract a sufficiently large audience of users to our Internet-based healthcare information network;
           o increase awareness of our brand;
           o strengthen user loyalty;
           o develop and improve our product;
           o continue to develop and upgrade our technology; and
           o attract, retain and motivate qualified personnel.

We Have a History of Operating Losses and Anticipate We Will Incur Continued Losses for the Foreseeable Future and Therefore May Eventually be Unable to Continue Our Operations

         We have had substantial operating losses since incorporation in May 1969, and we have never earned a profit. As of December 31, 1999, our accumulated deficit was approximately $646,000. Moreover, We expect that our operating losses will continue for the foreseeable future. Our future profitability depends, in part, on:

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        o the success of our product development efforts;
        o the acceptance of our business model by our targeted customers;
        o our sales and marketing activities.

         The success of our business model depends upon consumers, such as parents, schools, doctors, public health agencies, hospitals, health plans and other health care providers being attracted to and using health care information and related proprietary content which we expect to make available on our Internet-based health care network for a fee. This business model is not yet proven, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. There is substantial uncertainty as to our ability to continue as a going concern due to our historical negative cash flow and because we may not have access to sufficient committed capital to meet our projected operating needs for at least the next twelve months.

Our Capital Resources May Be Insufficient to Fund Implementation of Our System and Marketing Its Advantages to Potential Users

         Substantial funds are required to complete our planned product development efforts and expand our sales and marketing activities. We expect that our existing capital resources, will be adequate to fund our operations through the third quarter of 2000, but we cannot guarantee that this will be the case.

         Our future capital requirements and the adequacy of available funds will depend on numerous factors, including:

        o the successful commercialization of our existing products;
        o progress in our product development efforts;
        o the growth and success of effective sales and marketing activities;
          and
        o the cost of filing, prosecuting, defending and enforcing intellectual property rights;

           If funds generated from our operations, together with our existing capital resources and the proceeds of this offering, are insufficient to meet current or planned operating requirements, we will have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. We do not have any committed sources of additional financing, and we cannot provide assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to certain of our technologies, products or potential markets. Therefore, the inability to obtain adequate funds could have a material adverse impact on our business, financial condition and results of operations.

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Our Products May Not be Accepted by the Market

         To date, consumers have generally looked to health care professionals as their principal source for health and wellness information. In turn, these professionals are not accustomed to our system. The success of our business model will depend on public health agencies, parents, schools, primary care providers and other health professionals and other consumers being attracted to and using the health care information for a fee. This business model is not yet proven, and we cannot assure you that it will be successful or, if so, that our Company will be able to successfully implement this business model in this market.

We Have Limited Sales and Marketing Experience

         Once our Internet application is operational, a major thrust of our strategy will be to make potential users aware of its existence and functionalities. This will require sales and marketing expertise. However, our current employees have limited sales and marketing experience. Although we intend to identify and recruit employees with sales and marketing experience, we may be unable to do so and may therefore be unable to successfully establish and maintain a significant sales and marketing organization.

We Are Dependent on Our Ability to Recruit and Retain Skilled Employees

         Our future success depends to a significant extent on our ability to attract, retain and motivate highly skilled employees. As we implement our products, we will need to hire additional personnel in all operational areas. Competition for personnel throughout the Internet and related new-media industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

We May Be Unable to Compete Successfully Against Companies Offering Other, Similar Functions

         A large number of Internet companies compete for users, advertisers, e-commerce transactions and other sources of on-line revenue. The number of Internet websites offering users health care content, products and services is vast and increasing at a rapid rate. In addition, traditional media and health care providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for healthcare consumers will continue to increase as the Internet develops as a communication and commercial medium. Although we believe our products are unique, we compete directly and indirectly for subscribers, syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

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         o health-related on-line services or websites targeted at consumers, such as accesshealth.com, ahn.com, betterhealth.com, drkoop.com, drweil.com, healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org; mediconsult.com, onhealth.com, thriveonline.com and webmd.com;
         o on-line and Internet portal companies, such as America Online, Inc.; Microsoft Network; Yahoo! Inc.; Excite, Inc.; Lycos Corporation and Infoseek Corporation;
         o electronic merchants and conventional retailers that provide healthcare goods and services competitive to those available from links on our website;
         o hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors which offer healthcare information through the Internet; and
         o other consumer affinity groups, such as the American Association of Retired Persons, SeniorNet and ThirdAge Media, Inc. which offer healthcare-related content to special demographic groups.

         Many of these potential competitors are likely to enjoy substantial competitive advantages compared to our Company, including:

         o the ability to offer a wider array of on-line products and services;
         o larger production and technical staffs; o greater name recognition and larger marketing budgets and resources; o larger customer and user bases; and o substantially greater financial, technical and other resources.

         To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Government Regulation Could Adversely Affect Our Business

         Our business is subject to government regulation. Laws and regulations have been or may be adopted with respect to the Internet or other on-line services covering issues such as:

         o user libel and personal privacy;
         o the regulation of medical devices;
         o the practice of medicine and pharmacology;
         o the regulation of government and third-party cost reimbursement;
         o copyright protection;
         o distribution; and
         o characteristics and quality of products and services.

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         The applicability to the Internet of existing laws in various jurisdictions governing issues is uncertain and may take years to resolve. Demand for our content, features and services may be affected by additional regulation of the Internet. Although our transmissions have not yet been initiated, once initiated, the governments of other states or foreign countries may attempt to regulate our transmissions, levy sales or other taxes relating to our activities or impose other restrictions on our content or services. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. In addition, the growth and development of the market for Internet commerce may prompt the adoption of more stringent consumer protection laws, both in the United States and abroad, that impose additional burdens on companies conducting business over the Internet. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

         Furthermore, the practice of medicine and pharmacology requires licensing under applicable State law. We will endeavor to structure our website, programs and affiliate relationships to avoid violation of State licensing requirements, and specifically warn against and disclaim such practice, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could result in a material adverse effect on our business, results of operations and financial condition. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our present general liability insurance policy.

         The Federal Trade Commission and state governmental bodies have recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. Legislative proposals have also been made by the Federal government in this area, specifically relating to the use and ownership of patient medical information. Although we believe that our current use of patient medical information complies with all applicable rules and regulations, in the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations relating to the Internet, it is possible that the dissemination of our products may be curtailed. If this occurs, our business, results of operations and financial condition could be adversely affected.

         A number of legislative proposals have been made at the Federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet or Internet-related activities. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.

         Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration (the "FDA"). We do not believe that any of our proposed applications or services will be regulated by the FDA; however, our proposed applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of our applications or services.

Our Prior Line of Business May Lead to Liabilities; We May be Exposed to Uninsured Liability Claims

         As U.S. Medical Alliance, we were engaged in the physician practice management business. While we are no longer engaged in that business, the Company may be subject to unknown liabilities arising from such prior business operations, which may have a material adverse effect on our business, operations, financial condition, or prospects.

         In addition, during 1998, several judgments were entered against U.S. Medical Alliance, the predecessor to the Company, relating among other things, to the Company's prior line of business of managing physician practices. The allegations made in the underlying suits relate to wrongful discharge, general breach of contract, breach of equipment lease agreements and miscellaneous vendor claims. The aggregate amount of such judgments entered against the Company and certain associated physicians is approximately $600,000. None of the plaintiffs in the underlying suits has attempted to collect on the judgments. While it remains unclear whether the Company can successfully satisfy the judgments in a favorable manner, based on a reasoned opinion issued by the Company's special counsel retained to resolve these matters, the Company has accrued, as of December 31, 1999, approximately $22,500, with a related charge to operations, as a reserve for satisfying such judgments.

           Prior to the merger with us, Member-Link was engaged in the business of marketing, selling and installing certain software products, including I-Trax(TM) AsthmaWatch(TM). Since beginning its operations in 1996 until March 15, 2000, we did so without obtaining product or professional liability insurance. Accordingly, in the event any customer of Member-Link and of I-Trax, as a successor-in-interest to Member-Link, should in the future claim that the software Member-Link sold prior to the merger was defective and allege related damages, we would not have the protection of insurance in satisfying such claims if such claims are deemed meritorious. Any such claims could have a material adverse effect on our business, results of operations, financial condition and prospects.

         Consumers may sue us if any of the products or services that are sold through our website are defective, fail to perform properly or injure the user, even if such goods and services are provided by unrelated third parties. Even though we currently have product liability insurance, liability claims could require us to spend significant time and money in litigation, to pay significant damages and to reserve for such liability on our financial statements. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business, results of operations or financial position.

There is no Established Market for Consumer Healthcare E-commerce Transactions

         We plan to develop relationships with parents, schools, doctors, public health agencies, hospitals and other health care providers to offer our products and services. Such a strategy involves numerous risks and uncertainties. There is no established business model for the sale of health care products or services over the Internet. Accordingly, we cannot predict whether parents, schools, doctors, public health agencies, hospitals and other health care providers will elect to purchase our services and information.

The Internet Capacity Constraints May Inhibit Our Success

         Our success will depend, in large part, on Internet access and the ability of the Internet to accommodate rapidly increasing traffic. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), timely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation. If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

We Face Risks Related to Systems Operation

         We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. It is likely that we will also suffer service outages from time to time. To the extent that our service is interrupted, our users will be inconvenienced and our reputation may be diminished. If access to our system becomes unavailable at a critical time, users could allege we are liable as a result. Some of these outcomes could directly result in a reduction in our stock price, significant negative publicity and litigation. Although we anticipate that our computer and communications hardware will be protected through physical and software safeguards, they will still be vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We will not have full redundancy for all of our computer and telecommunications facilities. A catastrophic event could have a significant negative effect on our business, results of operations, and financial condition. We will also depend upon third parties to provide potential users with web browsers and Internet and on-line services necessary for access to our website. It is possible that our users will experience difficulties with Internet and other on-line services due to system failures, including failures unrelated to our systems. Any sustained disruption in Internet access provided by third parties could have a material adverse effect on our business, results of operations and financial condition. We also intend to retain confidential customer information in our database. It is, therefore, critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by consumers to be secure. Despite the implementation of measures in the Internet industry, our infrastructure is likely to be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us.

Our Platform Infrastructure and its Scalability Are Not Proven

         We have not yet implemented our Internet based products. When we do, if the system is used by an increasing number of users, we would need to expand our network infrastructure from time to time. In addition we will need to accommodate changing consumer and customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the use of our website or to expand and upgrade our systems and infrastructure to accommodate such changes on a timely basis, at a commercially reasonable cost, or at all. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to instead use the on-line services of our competitors.

We May Have Liability for Information Retrieved From the Web

         Because users of our website will access health content and services relating to a condition they may have or may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against on-line services in the past. Others could also sue us for the content and services that will be accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. Any such liability will have a material adverse effect on our reputation and our business, results of operations or financial position.

We Depend on Our Intellectual Property Rights

         Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website overlaps with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. We also intend to rely on a variety of technologies that we will license from third parties, including any database and Internet server software, which will be used to operate our future website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms. The loss of or inability to originating and maintaining any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect the company's business, results of operations and financial condition.

Anti-takeover Considerations

         Our Board of Directors has the authority, without further action by the stockholders, to issue from time to time, up to 2,000,000 shares of preferred stock in one or more classes or series, and to fix the rights and preferences of such preferred stock. We are subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of our common stock (referred to as an interested stockholder) for a period of three years following the date that such person became an interested stockholder, unless the business combination is approved in a prescribed manner. Additionally, our Bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of Delaware law and of our Certificate of Incorporation and Bylaws may have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Our Officers Have Effective Control of the Company and Other Stockholders May Have Little or No Voice in Corporate Management

         Our Chairman and President (together with the venture capital firm with which our Chairman is affiliated) beneficially own an aggregate of approximately 40.4% of our outstanding shares of Common Stock. As a result, these stockholders, acting together, effectively control the election of directors and matters requiring approval by our stockholders. Thus, they may be able to prevent corporate transactions such as future mergers which might be favorable from our standpoint or the standpoint of the other stockholders.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Basis of Presentation

         The following discussion of the financial condition and related results of operations of the Company should be reviewed in conjunction with the financial statements of the Company. The Company believes that the merger of Member-Link into the Company effective as of December 30, 1999 will have substantial impact on its future operating results.

Introduction

         During 1997, the Company, formerly known as US Medical Alliance, Inc., ceased doing its business activities as a physician practice management company and embarked on a program of winding down such activities, returning physician practice assets to physicians in exchange for cancellation of stock in the Company issued for such assets, and settling its obligations. During 1998, the Company had no operations. In August, 1999, six principal stockholders of the Company purchased 4,000,000 shares of the Company's Common Stock for $400,000 to raise working capital which enabled the Company to enter into a license agreement, a technical services agreement and a management services agreement with Member-Link, a health information technology company, to own and develop the Internet application of an immunization tracking system known as "I-Trax." As consideration for these agreements, I- Trax.com issued to Member-Link 3,000,000 shares of its Common Stock and to certain executive officers of Member-Link an aggregate of 2,000,000 shares of I-Trax.com Common Stock. The Company also changed its name to "I-Trax.com, Inc." on August 27, 1999.

         Effective as of December 30, 1999, Member-Link merged with and into I-Trax.com pursuant to a Merger Agreement dated as of December 14, 1999. In the merger, each of the 1,809,686 outstanding shares of Common Stock of Member-Link was converted into a right to receive 4.4207 shares of I-Trax.com Common Stock. An aggregate of 8,000,082 shares of I-Trax.com Common Stock was issued in the merger. Furthermore, 3,000,000 shares of I-Trax.com Common Stock held of record by Member-Link were canceled. As a further consequence of the merger, each of the license agreement, the technical services agreement and management services agreement between I-Trax.com and Member-Link were canceled.

Overview

         The Company has historically developed enterprise or client server applications for collecting disease specific data at the point of care. The Company has just begun the development of its Internet applications and no revenues have been generated from these applications. The Company intends to increase significantly its expenditures primarily in the areas of product development, client services, business development, and sales and marketing. As a result, the Company expects to incur substantial operating losses over the next twelve months.

         The Company's current primary sources of revenues are license fees and product development fees it charges its customers. In the future, the Company expects to generate a significant portion of its revenue from subscriptions to the Company's products delivered over the Internet.

Results of Operations

         Year Ended December 31, 1999 Compared to Year Ended December 31, 1998. Total revenues in fiscal year 1999 were $987,533 as compared to $347,800 for fiscal 1998. Revenues for fiscal 1999 were comprised of $625,209 for the licensing and development of "C-Trax," the Company's cardiovascular disease management program for Walter Reed Army Medical Center ("WRAMC"), $87,055 for "AsthmaWatch" for LA County-USC, Phoenix Children's Hospital, and Mobile Care Foundation in Chicago, $123,161 for the Medicive Medical Records database for The Office of Attending Physician, and $52,108 of other revenue from small subcontracts. Revenues for 1998 consisted of $62,000 from WRAMC for "I-Trax," the Company's immunization tracking system, $81,800 for LA County-USC's "AsthmaWatch," and $204,000 for "C-Trax" from WRAMC.

         Cost of Revenue was $374,132 for fiscal 1999 consisting primarily of hardware and network installations and subcontractors as compared to $149,115 for the same items in fiscal 1998. The increase was due to the increase in revenue.

         Research and development expenses of $186,908 for fiscal 1999 consist primarily of employee compensation of information systems personnel. There was no employee compensation for fiscal 1998. Although the Company has expensed its R&D costs in the past, it will likely capitalize a significant percentage of the costs associated with the development of its web-based versions of its existing products in the future.

         Selling, general and administrative expenses consist primarily of compensation for legal, finance, sales, management, travel, rent, telephone and consulting services. Selling, general and administrative expenses were $997,045 for fiscal 1999 and $125,161 for fiscal 1998. The increase resulted primarily from increased costs necessary to support the growth of the Company's business activities. The Company intends to increase the amounts spent in these categories to support continued growth and expansion in future periods.

Liquidity and Capital Resources

         The Company's accumulated deficit of $646,635 from inception has been funded through capital contributions from the sale of common stock of the Company. On February 20, 2000, the Company completed a private placement of 1,830,000 shares of its Common Stock at $1.00 per share to fund the next phase of the Company's planned expansion. The Company believes that these funds, together with anticipated revenue, will be sufficient to meet the Company's present business expansion requirements until the end of the third quarter of 2000. Although the Company plans to seek additional capital during that period, there can be no assurance that such financing will be available on acceptable terms, if at all.

         At December 31, 1999, the Company's cash and cash equivalents were $195,728. The Company's principal source of liquidity is the cash obtained from the private placement transaction. The Company currently has no available credit facilities to fund operating cash flow or investment opportunities.

         During 1998, several judgments were entered against U.S. Medical Alliance, the predecessor to the Company, relating among other things, to the Company's prior line of business of managing physician practices. The allegations made in the underlying suits relate to wrongful discharge, general breach of contract, breach of equipment lease agreements and miscellaneous vendor claims. The aggregate amount of such judgments entered against the Company and certain associated physicians is approximately $600,000. None of the plaintiffs in the underlying suits has attempted to collect on the judgments. While it remains unclear whether the Company can successfully satisfy the judgments in a favorable manner, based on a reasoned opinion issued by the Company's special counsel retained to resolve these matters, the Company has accrued, as of December 31, 1999, approximately $22,500, with a related charge to operations, as a reserve for satisfying such judgments.

Factors Affecting the Company's Business and Prospects

         The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. These issues are discussed more fully in the Risk Factors section in Item 1 of this Form 10-SB.

Market Risk

         The Company has no material interest-bearing assets or liabilities, nor does the Company have any current exposure for changes in foreign currency exchange rates. The Company does not use derivatives or other financial instruments. The Company's financial instruments consist of cash and receivables. The market values of these financial instruments approximate book value.

Inflation

         The financial statements are presented on a historical cost basis and do not fully reflect the impact of prior years' inflation. While the U.S. inflation rate has been modest for several years, inflation issues may impact the Company's business in the future. The ability to pass on inflation costs is an uncertainty due to general economic conditions and competitive situations.

Year 2000 Preparation

         Software failures due to calculations using Year 2000 dates are a known risk. Although the most critical date (January 1, 2000) has occurred without incident in our software, problems with Year 2000 software could nonetheless result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. To date, the Company has experienced very few problems related to Year 2000 testing and those requiring modification have been fixed. The Company does not believe that there is material exposure to the Year 2000 issue with respect to its electronic commerce transaction processing and online activity since these systems correctly define the Year 2000. The Company is nonetheless conducting an analysis to determine whether others with whom the Company does business have Year 2000 issues on a continual basis.

         The Company has not incurred any material expenses in addressing Year 2000 compliance to date.

Item 3. Description of Properties.

         The Company leases approximately 6,455 square feet of office space in Reston, Virginia pursuant to a lease expiring in October 2004 at a current annual rate of $161,375. The property is in good condition.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth, as of April 4, 2000, the number of shares and percentage of the Company's Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group.

                                                                                       Percent of
Name of Individual                                   Shares of Common Stock            Outstanding
or Identity of Group (1)                             Beneficially Owned (2)            Common Stock
------------------------                             ----------------------            ------------
Hans C. Kastensmith..................................    3,519,534                         19.71%
Nantucket Healthcare Ventures I, L.P. (4)............    2,149,203                         12.04
Frank A. Martin (4)(5)...............................    1,550,000                          8.68
Melvin B. Siegel (6).................................    1,050,000                          5.88
Joseph E. Shamy (7)..................................    1,067,000                          5.97
Greta Shamy (8)......................................    1,375,000                          7.70
David C. McCormack ..................................      782,680                          4.38
David R. Bock (4)....................................      500,000                          2.78
William S. Wheeler ..................................       50,000                           (3)
Dr. Craig Jones  ....................................      130,000                           (3)
Philip D. Green (9)..................................          --                            (3)
John R. Palumbo (10).................................       25,000                           (3)
Gary Reiss (11)......................................       28,000                           (3)
Michael O'Connell (12)...............................      100,000                           (3)

All executive officers and directors
  as a group (10 persons) (13).......................    8,834,417                         49.47

---------------------

 (1) The address of each beneficial owner is in care of the Company.

 (2) Under the rules of the Securities and Exchange Commission (the "SEC"), a person is deemed to be the beneficial owner of securities if he has, or shares, "voting power" which includes the power to vote, or to direct the voting of, such securities or "investment power" which includes the power to dispose, or to direct the disposition, of such securities. Under these rules, more than one person may be deemed to be the beneficial owner of the same securities. Securities beneficially owned also include securities owned jointly, in whole or in part, or individually by the person's spouse, minor children or other relatives who share the same home or securities which may be acquired within 60 days from options, warrants, rights, conversion privileges or similar obligations. The information set forth in the above table includes all shares of Common Stock over which the named individuals individually or together share voting power or investment power, adjusted, however, to eliminate the reporting shares as to which the named individuals disclaim beneficial ownership.

 (3) Less than 1%.

 (4) Frank A. Martin and David R. Bock are members and Managing Directors of the Nantucket Group, LLC, the general partner of Nantucket Healthcare Ventures I, L.P.

 (5) Excludes a total of 35,500 shares held by members of the immediate family of Mr. Martin, as to which shares Mr. Martin disclaims beneficial ownership.

 (6) Excludes a total of 45,000 shares held by members of the immediate family of Mr. Siegel, as to which shares Mr. Siegel disclaims beneficial ownership.

 (7) Represents shares owned by Mr. Shamy and Mrs. Shamy, as tenants in common. Excludes a total of 318,000 other shares held by members of the immediate family of Mr. Shamy, as to which shares Mr. Shamy disclaims beneficial ownership.

 (8) Represents 1,067,000 shares owned by Mr. Shamy and Mrs. Shamy, as tenants in common, and 308,000 shares owned by Mrs. Shamy individually. Excludes a total of 10,000 other shares held by members of the immediate family of Mrs. Shamy, as to which shares Mrs. Shamy disclaims beneficial ownership.

 (9) Excludes options granted to Mr. Green as of March 14, 2000 to acquire 100,000 shares of Common Stock at a price of $1.00 per share, which options are not exercisable within 60 days of April 4, 2000.

(10) Excludes options granted to Mr. Palumbo as of March 14, 2000 to acquire 100,000 shares of Common Stock at a price of $1.00 per share, which options are not exercisable within 60 days of April 4, 2000.

(11) Excludes options granted to Mr. Reiss as of February 20, 2000 to acquire 350,000 share of Common Stock at a price of $1.00 per share, which options are not exercisable within 60 days of April 4, 2000. Also excludes a total of 4,000 shares held by members of the immediate family of Mr. Reiss, as to which shares Mr. Reiss disclaims beneficial ownership.

(12) Excludes options granted to Dr. O'Connell as of February 20, 2000 to acquire 100,000 share of Common Stock at a price of $1.00 per share, which options are not exercisable within 60 days of April 4, 2000.

(13) Calculated in a manner consistent with the prior applicable footnotes.

Item 5. Directors and Executive Officers.

         Certain information as to the directors and executive officers of the Company is as follows:


          Name                     Age                    Position
          ----                     ---                    --------
Frank A. Martin                    49            Chairman, Chief Executive
                                                 Officer, Treasurer and Director
Hans C. Kastensmith                40            President and Director
David C. McCormack                 30            Vice President and Chief
                                                 Technology Officer
Dr. Michael O'Connell              40            Chief Medical Officer
Gary Reiss                         49            Chief Operating Officer
Dr. Craig Jones                    41            Director
David R. Bock                      56            Director
William S. Wheeler                 43            Director
Philip D. Green                    50            Director
John R. Palumbo                    49            Director


         Frank A. Martin has been a director of I-Trax.com, Inc. since 1996, President since January 1997 and the Chief Executive Officer and Treasurer since February 1, 2000. Mr. Martin founded, and has been a Managing Director of, the Nantucket Group, LLC, a health care venture capital firm specializing in investing in early stage health care service and technology companies since December 1998. He is currently also on the Board of Directors of three companies, including ReCall Services, Inc., Beansprout Networks, Inc. and EduNeering, Inc. In November of 1992 Mr. Martin founded Physician Dispensing Systems, Inc. ("PDS"), a health care information technology company that developed pharmaceutical software for physicians' offices. Mr. Martin assisted in the sale of PDS to Allscripts Inc. in December of 1996 and joined its Board of Directors where he remained until 1998.

         Hans C. Kastensmith has been the President and one of the directors of I-Trax.com, Inc. since September 1999. Mr. Kastensmith founded and served as the Chief Executive Officer of Member-Link since 1992. Mr. Kastensmith is responsible for bringing the Medicive Medical Enterprise Data System from concept to reality, playing an active role in the design both of the Medical Enterprise Database and its various graphic user interfaces and application modules. He has personally built the Company's present customer base, and overseen all aspects of the development to date.

         Dr. Michael O'Connell has been the Chief Medical Officer of I-Trax.com, Inc. since November 1999. In this role, he oversees development of the I-Trax(TM) database system. He is responsible for intellectual content and successful compliance with current Center for Disease Control and other national immunization guidelines. Dr. O'Connell has served as the Assistant Chief of the Allergy-Immunology Department at Walter Reed Army Medical Center and as a Co-Consultant to the Army Surgeon General for Allergy & Immunizations since May 1997. He has been intimately involved in the development and deployment of the I-Trax.com immunization system at Walter Reed, providing the current immunization data, tables, and guideline/recommendations for incorporation. Dr. O'Connell has served as a United States Army Medical Officer since 1985 and offers us excellent leadership skills.

         David C. McCormack has been the Chief Technology Officer of I-Trax.com, Inc. since January 2000. Mr. McCormack was the Vice President, Engineering of Member-Link since January 1999. In this capacity, he advises software system developers and integrators on issues related to the analysis, development, integration and testing of distributed enterprise information systems. Mr. McCormack has significant software development experience with both Microsoft Windows and Unix based operating systems. He has developed and deployed systems with most major programming languages. From April 1997 until January 1999, Mr. McCormack served as a partner in a Virginia based consulting firm, where he oversaw all software developed by the firm: an inventory management system, an EDI transaction processing system and an electronic document management system. Additionally, from January 1995 until April 1997 Mr. McCormack consulted Lockheed Martin Mission Systems during its development of the Global Transportation Network (GTN) for the Air Force. His architectural guidance was instrumental in successfully fielding multi-terabyte distributed data warehouse that integrates millions of transportation related transactions daily. Mr. McCormack has worked for several large defense contractors. His responsibilities have included the design, development and integration of mission critical systems for the Army, Navy and Air Force. Mr. McCormack has a current Top Secret clearance.

         Gary Reiss has been the Chief Operating Officer of I-Trax.com, Inc. since March 1999. In this capacity, he oversees the daily operations of the Company. Mr. Reiss has over eight years of experience as the chief operating officer of health and medical information management companies. From 1999 to March 2000, Mr. Reiss served as the Chief Operating Officer of EduNeering, Inc., an electronic knowledge management company, where his responsibilities include positioning the company as a web provider and portal. From 1995 to 1999, Mr Reiss served as the Chief Operating Officer of Allscripts, Inc., a one billion dollar health care information and implementation publicly traded company, where he was responsible for all operations and implementations. And from 1992 to 1995, Mr. Reiss was an Executive Vice President and Chief Operating Officer of Physician Dispensing Systems, a company he founded and which was later acquired by Allscripts, Inc.

         Dr. Craig A. Jones has been a director of I-Trax.com, Inc. since January 2000. Dr. Jones is currently Director of the Division of Allergy & Immunology and the Allergy & Immunology Residency Training Program at the Los Angeles County and University of Southern California Medical Center and an Assistant Professor of Pediatrics at the University of Southern California School of Medicine. From November 1996 to present Dr. Jones serves as Director of the Breathmobile Mobile Asthma Clinic Program, which he developed. The Company's AsthmaWatch system is currently installed and in use in this Breathmobile. Based on the clinical impact, the program is serving as a model for community based preventive healthcare and disease management. From January 1997 to December 1997 Dr. Jones served as President of the Los Angeles Society of Asthma, Allergy & Immunology. Because of this position, Dr. Jones is widely respected for his clinical, educational, and managerial commitment to this public health problem. Currently, he is designing and implementing for the Los Angeles County Department of Health Services. This program integrates clinical operations and patient flow in three Breathmobiles serving more than sixty school sites, County Comprehensive Health Centers, and Pediatric Services at the LAC+USC Medical Center. He is instrumental in the future development of the AsthmaWatch application.

         William S. Wheeler has been a director of I-Trax.com, Inc. since September 1999. Mr. Wheeler offers an excellent technology, financial and customer perspective to the Board of Directors. Mr. Wheeler was a Vice President at Cable & Wireless USA from June 1989 until February 1999. During this period, Mr. Wheeler held the positions Vice President & Controller, Senior Vice President, Finance and acting President, Dial Internet Services. While leading the Dial Internet Services division, Mr. Wheeler successfully transitioned 300,000 consumer and business dial Internet customers to Cable & Wireless USA from MCI as a result of Cable & Wireless' acquisition of MCI's Internet Business. In this capacity, Mr. Wheeler had full responsibility for Marketing, Finance, a 500-seat Customer Service Center, and all Operational Support Systems (billing, registration, authentication, etc.). He developed a Marketing and Financial Plan to increase the customer base and improve profitability in a very short time frame; and he directed the launch of Cable & Wireless USA's first Consumer Internet Service (www.cwix.com). The business was later sold to Prodigy Internet in the 3rd quarter of 1999. In May 1999 Mr. Wheeler co-founded an Internet Communications business that is being launched in April 2000. Mr. Wheeler's experience is critical to the development of the I-Trax.com Internet disease specific applications.

         David R. Bock has been a director of I-Trax.com, Inc. since February 1, 2000. Mr. Bock has been a managing partner in Federal City Capital Advisors, LLC ("FCCA"), an investment banking firm located in Washington, D.C. Mr. Bock is also a Managing Director of the Nantucket Group, LLC. From 1992 to 1995 Mr. Bock was a Managing Director in the London corporate finance group of Lehman Brothers and was responsible for developing Lehman Brothers' investment banking business in a wide range of emerging markets, including India, Russia, Turkey and Central Europe. Mr. Bock also served in a variety of management positions in the World Bank, including as chief of staff for the Bank's worldwide lending operations. From 1995 to 1997, he was President of Maitland-Ruick & Company, a predecessor firm to FCCA. He was also a partner in a corporate finance boutique focused on the Mid-Atlantic region of the United States from 1979 to 1982, and an Associate with McKinsey & Company in London, Paris and Washington, D.C. from 1970 to 1974. Mr. Bock has extensive experience in economic policy, capital markets and corporate strategy across a wide range of sectors, including financial services, health care, real estate, energy and natural resources.

         Philip D. Green, has been our director since March 2000. Mr. Green is a founding principal of the Washington, D.C. based law firm of Green, Stewart, Farber & Anderson, P.C., formed in 1989. From 1978 through 1989, Mr. Green was a partner in the Washington, D.C. based law firm of Schwalb, Donnenfeld, Bray and Silbert, P.C. Mr. Green practices health care law, and corporate planning and transactions. Mr. Green represents a significant number of major teaching hospitals and integrated health care delivery systems. Mr. Green also represents a number of public and private for-profit health care companies. Mr. Green is currently a member of the Board of Director of Allscripts, Inc. and Imagyn Medical Technologies.

         John R. Palumbo, has been our director since March 2000. Since 1996, Mr. Palumbo has served as a Vice President of Shared Medical Systems Corporation, a worldwide leader of health information solutions serving over 5,000 providers in the United States, Europe and the Pacific Rim. At Shared Medical, Mr. Palumbo oversaw the start-up of the National Health Services division, which markets to and services the for-profit and not-for profit national health systems, such as for example Tenant and UHS, and now has responsibility for National Health and Western Operations. From 1995 to 1996, Mr. Palumbo served as an Executive Vice President and Chief Operating Officer of Allscipts, Inc. From 1990 to 1995, Mr. Palumbo was the Executive Vice President of Healthworks Alliance, Inc., a company he founded specializing in point of care technology and reengineering services allowing physicians to process patients through the healthcare delivery system.

         The Company's Board of Directors has an Audit Committee, consisting of Messrs. Wheeler and Jones. The Audit Committee has responsibility for recommending to the Board of Directors the selection of independent auditors, reviewing the scope and results of the audit and reviewing the adequacy of the Company's accounting, financial, internal and operating controls.

         The Company's Board of Directors has a Compensation Committee, consisting of Mr. Bock and Dr. Jones. The Compensation Committee has responsibility for considering personnel and compensation matters relating to the executive officers of the Company and for administering the Company's 2000 Equity Compensation Plan.

         All directors hold office until their respective successors are elected, or until death, resignation or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships between any directors or executive officers of the Company.

Item 6. Executive Compensation.

Executive Compensation.

I-Trax.com

         Frank A. Martin, Chairman, Chief Executive Officer and Treasurer of I-Trax.com received during fiscal 1999, in lieu of compensation, 250,000 shares of Common Stock of I-Trax.com, valued at $.10 per share, representing aggregate compensation of $25,000. Mr. Martin did not receive any compensation during fiscal 1998.

Member-Link

         Hans C. Kastensmith, former President of Member-Link and current President of I-Trax.com received no compensation from Member-Link during fiscal 1998. Mr. Kastensmith received $77,250 in compensation from Member-Link in fiscal 1999. Mr. Kastensmith also received during fiscal 1999, in lieu of compensation, 1,000,000 shares of Common Stock of I- Trax.com, valued at $.125 per share, representing aggregate compensation of $125,000.

         David C. McCormack, former Chief Technology Officer of Member-Link and current President of Chief Technology Officer received $100,984 in compensation from Member-Link in fiscal 1999. Mr. McCormack also received during fiscal 1999, in lieu of compensation, 330,000 shares of Common Stock of I-Trax.com, valued at $.125 per share, representing aggregate compensation of $41,250.

Employment Agreements

         We have entered into employment agreements with each of Dr. Michael O'Connell, Hans C. Kastensmith and David C. McCormack.

Dr. Michael O'Connell

         On November 29, 1999, we entered into an employment agreement with Dr. Michael O'Connell, our Chief Medical Officer, for a period of three years ending on November 29, 2002. The agreement provides for an annual base salary of $85,000 and cash bonuses from time to time as our Board of Directors may deem appropriate. We also issued to Dr. O'Connell 100,000 shares of our Common Stock and agreed to grant to him options to acquire an additional 100,000 shares of our Common Stock under our 2000 Equity Competition Plan. When granted, the options will vest in increments to be determined but in no event later than November 29, 2002.

         Dr. O'Connell is also entitled to a sales bonus for sales of our enterprise application systems for which he is determined to be primarily responsible. The bonus is equivalent to a commission of six percent (6%) of the revenue realized from such sales net of sales costs and expenses, gross receipts taxes, and capital cost recovery.

         The agreement prohibits Dr. O'Connell from using or disclosing any of our confidential information at any time in the future and he has agreed that any inventions he develops during his employment relating to our business will become our sole and absolute property. He is also prohibited from competing with us for a period of 24 months following the termination of the agreement, unless the resulting termination is due to our breaching the agreement.

         Dr. O'Connell may terminate the agreement at any time upon at least 60 days written notice.

Hans C. Kastensmith

         On June 1, 1999, Member-Link, our predecessor, entered into an employment agreement with Hans C. Kastensmith, our President and one of our directors, for a period of three years ending on May 31, 2002. We are bound by the agreement as a successor-in-interest to Member-Link. The agreement provides for an annual base salary of $175,000 and cash bonuses from time to time as our Board of Directors may deem appropriate. Effective March 23, 2000, Mr. Kastensmith waived his right to receive any compensation, bonuses or any other benefits accumulated but unpaid under this agreement during fiscal 1999.

         The agreement prohibits Mr. Kastensmith from using or disclosing any of our confidential information at any time in the future and he has agreed that any inventions he develops during his employment relating to our business will become our sole and absolute property. He is also prohibited from competing with us for a period of 12 months following the termination of the agreement, unless the resulting termination is due to our breaching the agreement.

         Mr. Kastensmith may terminate the agreement at any time upon at least 60 days written notice.

David C. McCormack

         On June 1, 1999, Member-Link, our predecessor, entered into an employment agreement with David C. McCormack, our Chief Technology Officer, for a period of three years ending on May 31, 2002. We are bound by the agreement as a successor-in-interest to Member-Link. The agreement provides for an annual base salary of $175,000 and cash bonuses from time to time as our Board of Directors may deem appropriate. Effective March 23, 2000, Mr. McCormack waived his right to receive any compensation, bonuses or any other benefits accumulated but unpaid under this employment agreement during fiscal 1999.

         The agreement prohibits Mr. McCormack from using or disclosing any of our confidential information at any time in the future and he has agreed that any inventions he develops during his employment relating to our business will become our sole and absolute property. He is also prohibited from competing with us for a period of 12 months following the termination of the agreement, unless the resulting termination is due to our breaching the agreement.

         Mr. McCormack may terminate the agreement at any time upon at least 60 days written notice.

Equity Incentive Plan

         On February 1, 2000 and March 14, 2000, the Company's Board of Directors adopted and amended, respectively, and as of March 14, 2000 the Company's then stockholders ratified and approved, the Company's 2000 Equity Compensation Plan. The purpose of the Plan is to provide (i) designated employees of I-Trax.com and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefitting the Company's stockholders, and will align the economic interests of the individuals to whom grants are made with those of the stockholders.

         The Plan permits grants to be made for a total of 3,000,000 shares of Common Stock. The maximum aggregate number of shares of Common Stock that shall be subject to grants made under the Plan to any individual during any calendar year is 350,000 shares. Shares issuable pursuant to grants that terminate or expire unexercised will be available for future grants under the Plan. As of April, 2000, the Company has granted options to purchase an aggregate of 550,000 shares of Common Stock at a price of $1.00 per share, of which options to purchase 350,000 shares were granted to Gary Reiss, the Company's Chief Operating Officer, options to purchase 100,000 shares were granted to Phillip D. Green, a director of the Company, and options to purchase 100,000 shares were granted to John R. Palumbo, director of the Company.

         All employees of the Company and its subsidiaries, including employees who are officers or members of the Board of Directors, and members of the Board of Directors who are not employees shall be eligible to participate in the Plan. Consultants and advisors who perform services for the Company or any of its subsidiaries shall be eligible to participate in the Plan if such key advisors render bona fide services to the Company or its subsidiaries, the services are not in connection with the offer and sale of securities in a capital-raising transaction, and such key advisors do not directly or indirectly promote or maintain a market for the Company's securities.

         The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Plan. The Compensation Committee shall from time to time review the implementation and results of the Plan to determine the extent to which the Plan's purpose is being accomplished. In addition, the Compensation Committee shall periodically meet with senior management of the Company to review management's suggestions regarding grants under the Plan, including the individuals who are proposed to receive grants and the amount and time of such grants; provided, that all such grants shall be determined solely by the Committee in its discretion.

         Recipients of stock options under the Plan will have the right to purchase shares of Common Stock at an exercise price, during a period of time and on such other terms and conditions as are determined by the Compensation Committee. For incentive stock options, the recipient must be an employee, the exercise price must be at least 100% (110% if issued to persons owning 10% or more of the Common Stock of the Company) of the fair market value, as defined in the Plan, of the Common Stock on the date of grant and the term cannot exceed ten years (five years if issued to persons owning 10% or more of the Common Stock of the Company) from the date of grant. If permitted by the Compensation Committee and subject to certain conditions, an option exercise price may be paid by delivery of shares of Common Stock that have been outstanding, a promissory note, a broker's undertaking to deliver promptly the necessary funds or by a combination of these methods. If permitted by the Compensation Committee, options may be settled by the Company's paying to the recipient, in cash or in shares of Common Stock valued at the then fair market value of the Common Stock, an amount equal to such fair market value minus the exercise price of the option shares.

         Generally, upon termination of a recipient's employment or other relationship with the Company, stock options remain exercisable for a period of three months (one year if termination is due to death or disability) to the extent the stock options were exercisable at the date of expiration, except as otherwise agreed between the employee and the Company.


Item 7. Certain Relationships and Related Transactions.

         On July 15, 1999, we issued and sold 1,000,000 shares of our Common Stock to each of Frank A. Martin, Melvin B. Siegel and Joseph E. Shamy and Greta Shamy, as tenants in common, at a per share price of $.10, for an aggregate cash consideration of $300,000 to raise working capital. Each buyer is more fully identified under Item 4., Security Ownership of Certain Beneficial Owners and Management, and Item 5., Directors and Executive Officers.

         On or about September 3, 1999, we issued to certain executive officers of Member-Link an aggregate of 2,000,000 shares, of which 1,000,000 shares were issued to Hans C. Kastensmith, the Company's President and Director, as consideration for services to be rendered by Mr. Kastensmith in connection with a certain license agreement, a management services agreement and a technical services agreement between Member-Link and the Company. The aggregate consideration deemed received by Mr. Kastensmith in this transaction was $125,000.

         Effective as of December 30, 1999, Member-Link merged with and into I-Trax.com pursuant to a Merger Agreement dated as of December 14, 1999. In the merger, each of the 1,809,686 outstanding shares of Common Stock of Member-Link was converted into a right to receive 4.4207 shares of I-Trax.com Common Stock. 8,000,082 shares of I-Trax.com Common Stock were issued in the merger. At the time of the merger, Nantucket Healthcare Ventures I, L.P., an affiliate of Mr. Martin, the Chairman and a Director of the Company, and an affiliate of David R. Bock, a Director of the Company, held in the aggregate 486,168 shares of Member-Link Common Stock, which shares were converted in the merger into 2,149,203 shares of our Common Stock.

         On February 20, 2000, we sold 1,830,000 shares of our Common Stock for an aggregate consideration of $1,830,000, in a series of closings pursuant to a private placement. Mr. Martin together with his wife and children purchased 125,000 of such shares for an aggregate purchase price of $125,000.

         Dr. Craig A. Jones, one of our Directors, is the Director of the Division of Allergy & Immunology at the Los Angeles County and University of Southern California Medical Center, which is operated by the Los Angeles County Department of Health Services (DHS). The Los Angeles County DHS is purchasing an information system from us at an approximate cost of $100,000 to support implementation of a clinical disease management program. Dr. Jones is the director of that clinical program.

Item 8.                    Description of Securities.

General

         The authorized capital stock of the Company is 52,000,000 shares, (i) of which 50,000,000 shares are designated as Common Stock, par value $.001 per share, 17,858,084 with shares are issued and outstanding, and (ii) of which 2,000,000 shares are designated as Preferred Stock, par value $.001 per share, none of which shares are issued or outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights.

Preferred Stock

         The Company also has authorized 2,000,000 shares of Preferred Stock issuable in series upon resolution of the Board of Directors. The Board of Directors is authorized to establish the relative terms, rights and other provisions of any series of Preferred Stock. No Preferred Stock is outstanding, and the Board of Directors has no current intention of issuing any Preferred

Stock. However, unless otherwise required by law in a particular circumstance, the Board of Directors can, without stockholder approval, issue Preferred Stock in the future with voting and conversion rights which could adversely affect the voting power of the Common Stock. The issuance of Preferred Stock could be expected to, and may have the effect of, delaying, averting or preventing a change in control of the Company.

         The Company's Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law relating to prohibited dividends, distributions and repurchases or redemptions of stock or (iv) for any transaction from which the director derives an improper personal benefit. However, such limitation on liability would not generally apply to violations of the Federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         Since September 29, 1999, the Company's Common Stock has been quoted on the OTC Bulletin Board under the symbol "IMTX." Prior to September 29, 1999, the Company's Common Stock had been quoted on the OTC Bulletin Board under the symbol "UMAI." The following table sets forth the high and low closing bid information for the Common Stock for the periods indicated:

                                            High              Low
                                            ----              ---
         1999
         ----
         Fourth Quarter                     0.1875            2.2500
         Third Quarter                      0.1875            0.1875
         Second Quarter                     No inside quotes reported
         First Quarter                      No inside quotes reported

         1998
         Fourth Quarter                     No inside quotes reported
         Third Quarter                      No inside quotes reported
         Second Quarter                     No inside quotes reported
         First Quarter                      No inside quotes reported

The information presented above was supplied to the Company by Nasdaq Trading and Market Services and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         Immediately following the effectiveness of this Registration Statement on Form 10-SB, the Company will file an application to have its Common Stock listed on the Nasdaq Small Cap Market under the symbol "IMTX," although there is no assurance that such application will be accepted and that the shares will actually be listed or traded there.

         The Company has not paid any dividends since its formation in 1969 and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In any event, any declaration of cash dividends would be at the discretion of the Company's Board of Directors and would depend upon all then relevant factors, including the earnings, capital requirements and financial position of the Company as well as general economic conditions.

         As of April 4, 2000, there were approximately 623 registered holders of record of the Common Stock. Approximately 118,000 shares of our Common Stock are registered in the name of the Depository Trust Company. At this time, the Company cannot establish with certainty the number or beneficial owners of those shares.

         The transfer agent for the Company's Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.


Item 2. Legal Proceedings.

         The Company is not a party to any pending legal proceedings.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None.

Item 4. Recent Sales of Unregistered Securities.

         During 1996, we issued various 10% subordinated convertible promissory notes, which were convertible into shares of our Common Stock. During October 1999, twenty of such holders agreed to convert the principal balance of these notes, which amounted to $405,500, into 270,333 shares of our Common Stock at $1.50 per share. In issuing such shares, the Company relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder. All accrued and unpaid interest on such notes was forgiven by all debt holders. One debt holder that did not convert a convertible note into our Common Stock was repaid the principal balance on such note, $37,500, in full immediately subsequent to December 31, 1999.

         On July 1, 1999, we issued an aggregate of 685,000 shares of our Common Stock to certain individuals in lieu of salary and compensation for services. In issuing such shares, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         On July 15, 1999, we issued and sold an aggregate of 4,000,000 shares of our Common Stock to certain stockholders of the Company, including Messrs. Martin, Bock and Seigel and Mr. and Mrs. Shamy, as tenants in common, at a per share price of $.10, for an aggregate consideration of $400,000 to raise working capital. In issuing such shares, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         On November 30, 1999 we issued and sold an aggregate of 220,000 shares of our Common Stock to certain individuals, at a per share price of $.50, for an aggregate consideration of $110,000 to raise working capital. In issuing such shares, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         On or about September 3, 1999, we issued to Member-Link 3,000,000 shares of our Common Stock and to certain executive officers of Member-Link an aggregate of 2,000,000 shares of our Common Stock as consideration for the execution and delivery by Member-Link of a license agreement, a management services agreement and a technical services agreement and as consideration for certain key Member-Link executives performing services in connection with such agreements. The 3,000,000 shares issued to Member-Link were subsequently canceled effective as of December 30, 1999 pursuant to the terms of the merger of Member- Link and I-Trax.com. The aggregate consideration deemed received by the executives of Member-Link in this transaction was $250,000. In issuing such shares, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         Effective as of December 30, 1999, Member-Link merged with and into I-Trax.com pursuant to a Merger Agreement dated as of December 14, 1999. In the merger, each of the 1,809,686 outstanding shares of Common Stock of Member-Link was converted into a right to receive 4.4207 shares of I-Trax.com Common Stock. An aggregate of 8,000,082 shares of our Common Stock was issued in the merger. Furthermore, 3,000,000 shares of our Common Stock held of record by Member-Link were canceled. As a further consequence of the merger, each of the license agreement, the technical services agreement and management services agreement between I-Trax.com and Member-Link were canceled. In issuing the shares in this merger, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         On February 20, 2000, we completed the sale of 1,830,000 shares of our Common Stock for an aggregate consideration of $1,830,000, at a price of $1.00 per share, in a series of closings pursuant to a private placement to accredited investors. The entire proceeds of the Private Placement, with the exception of a portion of the proceeds used to cover related expense, is being used by the Company for working capital. In issuing such private placement shares, we relied on an exemption from registration under Section 4(2) of the Securities Act and Regulation D thereunder. We filed with the SEC a Form D in connection with the issuance of our shares in this private placement.

Item 5. Indemnification of Directors and Officers.

         Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

         Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite such adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.


         Section 145 of the Delaware General Corporation Law further provides that to the extent a director or officer of a Delaware corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled and the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Section 102(b)(7) of the Delaware General Corporation Law permits a Delaware corporation to include a provision in its Certificate of Incorporation, and the Company's Certificate of Incorporation contains such a provision, to the effect that, subject to certain exceptions, a director of a Delaware corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director.

         The Company's Amended and Restated By-laws also provide that the Company shall indemnify its directors and officers and, to the extent permitted by the Board of Directors, the Company's employees and agents, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the Company's By-laws permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any of the Company's directors, officers, employees or agents arising out of their capacity as such.


PART F/S. Financial Statements.

PART III

Item 1/2.                  Index to Exhibits.

     2.1 Agreement and Plan of Merger dated December 14, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

     3.1      Certificate of Incorporation of I-Trax.com, Inc.

     3.2      Amended and Restated By-laws of I-Trax.com, Inc.

     4.1      Form of Common Stock certificate of I-Trax.com, Inc.

     10.1 Agreement between Member-Link Systems, Inc. and The Office of the Attending Physician of The Capitol.

     10.2 Software License Agreement between Member-Link Systems, Inc. and Walter Reed Army Medical Center.

     10.3 Office Lease dated October 22, 1999 by and between Reston Plaza I & II, LLC and Member-Link Systems, Inc.

     10.4 Consulting Agreement dated as of August 27, 1998, by and between Member- Link Systems, Inc. and Enterprise Integration Corporation.

     10.5 Agreement to Hold Harmless and Indemnify dated September 2, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

     10.6 Software and Proprietary Product Corporate License Agreement dated September 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

     10.7 Management Services Agreement dated September 3, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

     10.8 Technical Services Agreement dated September 3, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

     10.9 Software License Agreement dated October 1, 1999, by and between Member-Link Systems, Inc. and Mobile Care Foundation.

     10.10 License Agreement dated November 9, 1999 between Member-Link Systems, Inc. and Mobile Care Foundation.

     10.11 Agreement dated December 1, 1999 between Member-Link Systems, Inc. and Phoenix Children's Hospital.

     10.12 Consulting Agreement dated February 2, 2000 between I-Trax.com, Inc. and Kenneth Jennings, Ph.D.

     10.13 Employment Agreement dated November 29, 1999 between I-Trax.com, Inc. and Michael O'Connell, M.D.

     10.14 Employment Agreement dated June1, 1999 between Member-Link Systems, Inc. and Hans C. Kastensmith.

     10.15 Employment Agreement dated June1, 1999 between Member-Link Systems, Inc. and David C. McCormack.

     10.16    I-Trax.com, Inc. 2000 Equity Compensation Plan.

     21.1     Subsidiaries of I-Trax.com, Inc.

     23.1     Consent of Massella, Tomaro & Co., LLP.

     27.1     Financial data schedule.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          I-TRAX.COM, INC.

Date April 10, 2000                       By: /s/ Frank A. Martin
                                              -------------------------------
                                              Name:  Frank A. Martin
                                              Title: Chief Executive Officer

                                I-TRAX.COM, INC.

                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                          INDEX TO FINANCIAL STATEMENTS




                                                                      Page
                                                                     Number
                                                                     ------
Independent auditors' report                                           F-1

Balance sheet at December 31, 1999                                     F-2

Statements of operations for the years
     ended December 31, 1999 and 1998                                  F-3

Statement of stockholders' equity (deficiency) for the
    years ended December 31, 1999 and 1998                             F-4

Statements of cash flows for the
    years ended December 31, 1999 and 1998                            F-5

Notes to financial statements                                      F-6 to F-15

                          INDEPENDENT AUDITORS' REPORT


    To the Board of Directors of
    I-Trax.com, Inc. (formerly U.S. Medical Alliance, Inc.)

    We have audited the accompanying balance sheet of I-Trax.com, Inc. (formerly U.S. Medical Alliance, Inc.) (the "Company") as of December 31, 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.



    Massella, Tomaro & Co., LLP
    Jericho, New York
    March 13, 2000, except for
    note 10(c) as to which
    the date is April 4, 2000

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                                  BALANCE SHEET
                                DECEMBER 31, 1999



                                     ASSETS


Current assets:
     Cash                                                                        $   195,728
     Accounts receivable                                                             412,038
     Prepaid expenses                                                                 24,770
                                                                                 -----------
          Total current assets                                                       632,536
                                                                                 -----------

Property and equipment, net                                                           36,120
Security deposits                                                                     40,162
                                                                                 -----------

           Total Assets                                                          $   708,818
                                                                                 ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable and accrued expenses                                       $   192,578
     Convertible note payable                                                         37,500
     Due to related parties                                                           66,048
                                                                                 -----------
               Total current liabilities                                             296,126
                                                                                 -----------


Commitments & Contingencies  (Note 8 )                                                  --

Stockholders' Equity:
     Preferred stock  - $.001 par value, 2,000,000 shares authorized,
          -0- issued and outstanding                                                    --
     Common Stock - $.001 par value, 50,000,000 shares authorized,
          16,028,084 issued and outstanding                                           16,028
     Additional paid - in capital                                                  1,043,299
     Accumulated deficit                                                            (646,635)
                                                                                 -----------
          Total stockholders' equity                                                 412,692
                                                                                 -----------

               Total Liabilities and Stockholders' Equity                        $   708,818
                                                                                 ===========











                 See accompanying notes to financial statements

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                               1999                     1998
                                                           ------------             ------------
Revenue                                                    $    987,533             $    347,800
                                                           ------------             ------------

Operating expenses:
      Cost of revenue                                           374,132                  149,115
      Selling, general and administrative                       997,047                  125,161
      Research and development                                  186,908                     --
                                                           ------------             ------------
Total operating expenses                                      1,558,087                  274,276
                                                           ------------             ------------
(Loss) income before other income
     (expenses) and provision for income tax                   (570,554)                  73,524
                                                           ------------             ------------

Other income (expenses):
     Miscellaneous income                                         9,171                     --
     Interest expense                                              (258)                    (500)
                                                           ------------             ------------

     Total other income (expenses)                                8,913                     (500)
                                                           ------------             ------------

(Loss) income before provision for income taxes                (561,641)                  73,024
                                                           ------------             ------------

Provision for income taxes                                         --                       --
                                                           ------------             ------------
Net (loss) income                                          $   (561,641)            $     73,024
                                                           ============             ============

Basic:
     Net (loss)
income
                                                           $       (.05)            $        .01
                                                           ============             ============

Weighted average number of shares
     outstanding                                             11,336,168                8,852,751
                                                           ============             ============
















                 See accompanying notes to financial statements.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                                     Total
                                               Common Stock                Additional                             Stockholders'
                                               ------------                 Paid-in            Accumulated           Equity
                                          Shares          Amount            Capital             Deficit           (Deficiency)
                                        -----------       ------            -------             -------           ------------
Balances at December 31, 1997               852,669      $     853        $   434,156         $  (910,509)        $  (475,500)

Net income for the year ended
 December 31, 1998                             --             --                 --                73,024              73,024
                                        -----------      ---------        -----------         -----------         -----------
Balances at December 31, 1998               852,669            853            434,156            (837,485)           (402,476)

Issuance of common stock in
 connection with conversion of
 subordinated convertible notes             270,333            270            405,230                --               405,500

Issuance of common stock in
 connection with services
 rendered to the Company                    685,000            685             67,815                --                68,500

Sale of common stock                      4,220,000          4,220            530,780                --               535,000

Issuance of common stock to the
 former stockholders of
 Memberlink-System
 for services rendered to
 the Company                              2,000,000          2,000            248,000                --               250,000

Issuance of common stock in
  connection with the merger
  of Memberlink-Systems, Inc.,
  net of costs                            8,000,082          8,000            300,327            (190,518)            117,809

Recapitalization in connection
with reverse acquisition                       --             --             (943,009)            943,009                --

Net loss for the year ended
   December 31, 1999                           --             --                 --              (561,641)           (561,641)
                                        -----------      ---------        -----------         -----------         -----------
Balances at December 31, 1999            16,028,084      $  16,028        $ 1,043,299         $  (646,635)        $   412,692
                                        ===========      =========        ===========         ===========         ===========













                 See accompanying notes to financial statements.

                                 I-TRAX.COM, INC
                      (FORMERLY U.S. MEDICAL ALLIANCE INC.)
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                      December 31,     December 31,
                                                                                         1999              1998
                                                                                         ----              ----
Operating activities:
     Net (loss) income                                                                 $(561,641)        $  73,024
     Adjustments to reconcile net loss to net
             Cash used for operating activities:
             Depreciation and amortization                                                 7,647              --
             Issuance of common stock for consideration of services                      318,500              --
     Decrease (increase) in:
             Accounts receivable                                                        (165,538)         (156,500)
             Prepaid expenses                                                            (18,770)            1,450
    (Decrease) increase in:
              Accounts payable and accrued expenses                                       62,654             2,697
                                                                                       ---------         ---------
                  Net cash used for operating activities                                (357,148)          (79,329)
                                                                                       ---------         ---------

Investing activities:
     Purchase of property and equipment                                                  (43,817)           (5,950)
     Security deposits                                                                   (40,162)             --
                                                                                       ---------         ---------
Net cash used for investing activities                                                   (83,979)           (5,950)
                                                                                       ---------         ---------

Financing activities:
     Proceeds from notes payable                                                         150,000           100,000
     Costs in connection with merger                                                     (92,952)             --
     (Repayments to) advances from related parties                                        (8,076)           23,760
     Proceeds from sale of common stock                                                  535,000              --
                                                                                       ---------         ---------

Net cash provided by financing activities                                                583,972           123,760
                                                                                       ---------         ---------

Net increase in cash                                                                     142,845            38,481
Cash and cash equivalents at beginning of year                                            52,883            14,402
                                                                                       ---------         ---------

Cash and cash equivalents at end of year                                               $ 195,728         $  52,883
                                                                                       =========         =========

Supplemental disclosure of non-cash flow information:
 Cash paid during the year for:
             Interest                                                                  $     258         $     500
                                                                                       =========         =========
             Income taxes                                                              $    --           $    --
                                                                                       =========         =========
Schedule of non-cash financing activities:
     Issuance of 270,333 shares of common
     stock in connection with conversion of
     debentures                                                                        $ 405,500         $    --
                                                                                       =========         =========









                 See accompanying notes to financial statements.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1-- ORGANIZATION

                  HISTORY
                  -------

                  I-Trax.com, Inc (the "Company") was incorporated in the state of Delaware on May 23, 1969 under the name Marmac Corporation. During December 1979, the Company changed its name to Ibex Industries International, Inc. During April 1996, in connection with the acquisition of assets and the assumption of liabilities of various medical practices (which reverted back to the original owners during 1997 as a result of cash flow deficiencies), the Company changed its name to U.S. Medical Alliance, Inc. The Company, on August 27, 1999 changed its name to I-Trax.com, Inc. prior to the merger discussed below. The Company had no operations for the year ended December 31, 1998 and only general and corporate expenses for the year ended December 31, 1999.

                  MERGER
                  ------

                  Pursuant to a merger agreement dated as of December 14, 1999 (with an effective date of December 30, 1999), the Company issued 8,000,082 shares of its common stock in exchange for all the issued and outstanding common stock of Member-Link Systems, Inc. ("Memberlink"). Memberlink which is also a Delaware corporation, is a health information technology company which has developed certain software technology which it sells and licenses to various organizations, including but not limited to governmental agencies.

                  The merger of the Company and Memberlink has been treated as a recapitalization of Memberlink with Memberlink as the acquirer (reverse acquisition). The accompanying financial statements reflect this transaction as if it had occurred on January 1, 1998. Such transaction is considered a capital transaction whereby Memberlink contributed its stock for the net assets of the Company. Upon consummation of the merger on December 30, 1999, the shareholders of Memberlink received 8,000,082 shares of the Company's common stock, which represented 49.9% of the outstanding common stock immediately after the issuance. Simultaneously with the merger, Memberlink's former President was elected as the Company's President. Upon consummation of the merger transaction the Company was recapitalized and Memberlink ceased to exist with the Company being the surviving entity.

                  MEMBERLINK
                  ----------

                  Memberlink was originally incorporated in the state of New York on June 8, 1993. On June 29, 1999, Memberlink as a New York corporation was merged into Memberlink - Delaware pursuant to an agreement and plan of merger dated June 29, 1999. In connection with such merger from Memberlink - New York to Memberlink - Delaware, the previous shareholders of Memberlink New York exchanged their stock on a one for one basis for a total of 1,323,518 shares of MemberLink - Delaware.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




 NOTE 2-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                 a)   Cash and cash equivalents
                      -------------------------

                      The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

                b)    Income Taxes
                      ------------

                      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

                c)    Earnings per share
                      ------------------

                      Earnings per share are computed pursuant to Financial Accounting Standards Board, "SFAS No. 128," "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share are similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                d)    Use of estimates
                      ----------------

                      In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 e)   Fair value disclosure at December 31, 1999
                      ------------------------------------------

                      The carrying value of cash, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair value because of the short-term maturity.

                 f)   Effect of New Accounting Standards
                      ----------------------------------

                      The Company does not believe that any recently issued accounting standards, not yet adopted will have a material impact on its financial position and results of operations when adopted.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




NOTE 2-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

                 g)   Property and Equipment
                      ----------------------

                      Property and equipment are recorded at cost less accumulated depreciation which is provided on the straight line basis over the estimated useful lives of the assets which range between five and seven years. Expenditures for maintenance and repairs are expensed as incurred.

                 h)   Accounts Receivable
                      -------------------

                      The Company utilizes the allowance method for recognizing the collectibility of its accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding based on the surrounding facts. As of December 31, 1999 no allowance was deemed necessary by management.

                  i)  Research and Development Costs
                      ------------------------------

                      Research and development costs are expensed as incurred. Such costs amounted to $186,908 and $- 0 - for the years ended December 31, 1999 and 1998, respectively.

                  j)  Revenue Recognition
                      -------------------

                      In October 1997, the American Institute of Certified Public Accountant's Accounting Standards Executive Committee ("ACSEC") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 was effective January 1, 1998 and generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair value of the elements. There was no material change to the Company's accounting policy for revenue as a result of the adoption of SOP 97-2.

                      In December 1998, the ACSEC released SOP 98-9, "Modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 2-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

              k)     Comprehensive income
                     --------------------

                     The Company adopted SFAS No. 130, "Accounting for Comprehensive Income," during the fiscal year ended 1998. This statement establishes standards for reporting and disclosing of comprehensive income and its components (including revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company had no comprehensive income in any of the years ended December 31, 1999 and 1998.

NOTE 3-- PROPERTY AND EQUIPMENT

                     Property and equipment are as follows at December 31, 1999:


                           Furniture & fixtures              $   2,700
                           Computer equipment                $  41,067
                                                             ---------
                                                                43,767
                           Less: accumulated depreciation        7,647
                                                             ---------
                                                             $  36,120
                                                             =========

                     Depreciation expense for the years ended December 31, 1999 and 1998 amounted to $7,647, and $- 0 - respectively.

NOTE 4-- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                     Accounts payable and accrued expenses consist of the following at December 31, 1999:


                           Consulting                        $104,188
                           Professional fees                   17,522
                           Rent                                23,123
                           Contingency loss                    22,500

                           Other                               25,245
                                                             --------
                                Total                        $192,578
                                                             ========

NOTE 5--  CONVERTIBLE NOTE PAYABLE

               During 1996, the Company issued subordinated convertible promissory notes to investors accruing interest at an annual rate of 10% which were convertible into shares of common stock at a conversion rate of one share for each $5 of principal and accrued and unpaid interest.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 5--  CONVERTIBLE NOTE PAYABLE (cont'd)

               During October 1999, all such noteholders, except one, agreed to convert their principal balance on the notes which amounted to $405,500 at $1.50 per share. Accordingly, the Company issued 270,333 shares of its common stock to certain noteholders. All interest due pursuant to the notes was waived by all noteholders. The convertible note balance at December 31, 1999 amounting to $37,500 represents one noteholder who did not convert the note to common stock, and accordingly, was repaid the principal balance in full subsequent to December 31, 1999.

NOTE 6--  DUE TO RELATED PARTIES

                Due to related parties as of December 31, 1999 amounting to $66,048 is comprised of the following:

                     i) Advances made by a former officer of Memberlink amounting to $35,683. The former officer and current shareholder of the Company has agreed to a repayment of the advances at a rate of $3,000 per month until fully paid, without interest, commencing April 2000.

                    ii) Advances made by a current officer of the Company (previously an officer of Memberlink) amounting to $18,679. The amount is due on demand and is non-interest bearing.

                   iii) Advances made by a relative of the officer discussed in (ii) above amounting to $11,686. The amount is also due on demand and is non-interest bearing.

NOTE 7 -- PROVISION FOR INCOME TAXES

                  The Company accounts for income taxes in accordance with SFAS
                  109. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% federal and 6% state pursuant to SFAS No. 109.

                  The only material tax effect of significant items comprising the Company's current deferred tax assets as of December 31, 1999 is its net operating loss carryforwards which amounted to approximately $997,000. The deferred tax asset associated with the Company's NOL's amounted to approximately $358,000 as of December 31, 1999.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 7 -- PROVISION FOR INCOME TAXES (cont'd)

                  In accordance with SFAS No. 109, the Company has recorded a 100% valuation allowance for such deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Company's NOL's will expire between 2011 and 2014 if not utilized.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

           a)     Lack of Insurance

                  The Company through March 14, 2000, did not maintain any liability insurance or any other form of general insurance. Although the Company is not aware of any claims resulting from product malfunctions or any other type, there is no assurance that none exists.

            b)    Significant customers and vendors.
                  ---------------------------------

                  For the year ended December 31, 1999, the Company had two unrelated customers, which accounted for approximately 63%, and 13%, respectively, of total revenues. For the year ended December 31, 1998 the Company had one unrelated customer which accounted for approximately 71% of total revenues. As of December 31, 1999, the Company had three unrelated customers, which accounted for approximately 12%, 30% and 40% respectively, of accounts receivables.

            c)    Office Lease
                  ------------

                  On October 22, 1999, the Company entered into a non-cancelable lease agreement for its administrative offices pursuant to a five year lease expiring October 31, 2004 with annual rent at approximately $162,000 before annual escalations.

                  The Company's approximate future minimum rental payments under non-cancelable operating leases in effect on December 31, 1999 are as follows:

                       2000                           $ 161,376
                       2001                             166,212
                       2002                             171,192
                       2003                             176,352
                       2004                             151,370
                                                      ---------
                                                      $ 826,502

                  Prior to October 1999, the Company rented office space on a month to month basis at a rate of approximately $2,500 per month for a portion of the year ended December 31, 1999 and $1,700 per month for the year ended December 31, 1998.

                  Rent expense for the years ended December 31, 1999 and 1998 amounted to approximately $52,625 and $21,020, respectively.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 8 - COMMITMENTS AND CONTINGENCIES (cont'd)

            d)    Employment Agreements
                  ---------------------

                  i) On June 1, 1999, Memberlink entered into four employment agreements with certain officers' of the Company. The employment agreements terminate on May 31, 2000 with annual salaries ranging from $125,000 to $175,000. Subsequent to year end, the Company began renegotiating the remaining three employment agreements (since one was terminated) due to the merger effectuated on December 30, 1999. (See note 10(c) for additional information)

                  ii) The Company entered into an employment agreement on November 29, 1999, with an individual to act as the Company's Chief Medical Officer at an annual salary of $85,000. In addition, the Company agreed to grant options to purchase 100,000 shares of common stock pursuant to the Company's newly established 2000 Equity Compensation Plan (see note 10(b)). Such options will vest in increments to be determined, but in no event later than November 29, 2002. Such individual also received additional 100,000 common shares, valued at $12,500 for past services rendered to the Company during the year ended December 31, 1999. Lastly, such individual is also entitled to a sales bonus for sales (after costs and related expenses) of the Company's application systems for which he is primarily responsible.

            e)    Judgments
                  ---------

                  During 1998, several judgments were entered against U.S. Medical Alliance, the predecessor to the Company, relating among other things, to the Company's prior line of business of managing physician practices. The allegations made in the underlying suits relate to wrongful discharge, general breach of contract, breach of equipment lease agreements and miscellaneous vendor claims. The aggregate amount of such judgments entered against the Company and certain associated physicians is approximately $600,000. None of the plaintiffs in the underlying suits has attempted to collect on the judgments. While it remains unclear whether the Company can successfully satisfy the judgments in a favorable manner, based on a reasoned opinion issued by the Company's special counsel retained to resolve these matters, the Company has accrued, as of December 31, 1999, approximately $22,500, with a related charge to operations, as a reserve for satisfying such judgments.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 9-- STOCKHOLDERS' EQUITY


            a)    Subordinated Loan and Warrant Purchase Agreement
                  ------------------------------------------------

                  Pursuant to a Subordinated Loan and Warrant Purchase Agreement dated September 24, 1998 between Memberlink - New York (prior to its re-incorporation in Delaware) and Nantucket Healthcare Ventures I, L.P., ("Nantucket") a Delaware limited partnership, a partnership controlled by the Company's Chief Executive Officer, Memberlink - New York borrowed a total of $250,000 from Nantucket by issuing a convertible promissory note. In addition to the convertible promissory note, Nantucket was also issued a warrant to purchase at an exercise price of $.01 per share the number of fully paid and non-assessable shares of common stock of Memberlink - Delaware as will equal 1.5% of the issued and outstanding common stock at the time Nantucket exercised such warrant. Additionally, Nantucket received the option to purchase from Memberlink - Delaware additional warrants determined as follows: an additional 0.5% of the issued and outstanding common stock of Memberlink - Delaware at the time Nantucket exercised such warrant shall be subject to such warrant for each $10,000 increment purchased by Nantucket in the form of notes.

                  Effective as of December 30, 1999, Memberlink - Delaware issued 486,168 shares to Nantucket, upon Nantucket's exercising its warrants. During June 1999, Memberlink - New York's shareholders converted their stock in Memberlink - New York for stock of Memberlink - Delaware. Accordingly, during June and December 1999, Memberlink - Delaware issued 486,168 and 1,323,518, respectively, of its common stock.

            b)    Issuance of common stock for settlement of debt
                  -----------------------------------------------

                  During 1996, the Company issued subordinated convertible promissory notes to investors accruing interest at an annual rate of 10% which were convertible into shares of common stock at a conversion rate of one share for each $5 of principal and accrued and unpaid interest.

                  During October 1999, all such noteholders, except one, agreed to convert their principal balance on the notes which amounted to $405,500 at $1.50 per share. Accordingly, the Company issued 270,333 shares of its common stock to certain noteholders. All accrued and unpaid interest on such notes was waived by all noteholders. The convertible note balance at December 31, 1999 amounting to $37,500 represents one noteholder which did not convert the note to common stock, and accordingly, was repaid the principal balance in full subsequent to December 31, 1999.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 9-- STOCKHOLDERS' EQUITY (cont'd)

            c)    Issuance of common stock for consulting services
                  ------------------------------------------------

                  In connection with various services provided to the Company for legal, accounting, public relations and financial consulting, the Company, during July 1999, issued an aggregate of 685,000 shares of its restricted common stock to various individuals which has been valued at $68,500. Included in the common stock issued are 250,000 shares issued to its Chief Executive Officer valued at $25,000 for consulting services.

            d)    Sale of common stock
                  --------------------

                  From July 1999 to November 1999, the Company sold 4,220,000 restricted shares of its common stock yielding net proceeds of $535,000 pursuant to Regulation D promulgated under the Securities Act of 1933. The shares of common stock were sold pursuant to subscription agreements with prices ranging between $.10 to $.50 a share, and include 1,000,000 shares having been sold to its Chief Executive Officer for $100,000.

            e) Issuance of common stock in connection with acquisition of license and related consulting/management agreements
                  ----------------------------------------------------------

                  Prior to the Company's considering a merger with Memberlink, on September 3, 1999, it had entered into Software and Proprietary Product Corporate License Agreement ("License Agreement), a Technical Service Agreement ("Technical Agreement") and a Management Service Agreement ("Management Agreement") with Memberlink for the use and exploitation of certain proprietary software created by Memberlink. In consideration for the license and the technical and management support from Memberlink, the Company paid a $10,000 per month management fee to Memberlink and issued an aggregate of 2,000,000 shares of its common stock to it's officers and to key personnel responsible for the successful implementation and customization of the proprietary software. Such shares have been valued at $250,000 and charged to operations during year ended December 31, 1999.

                  Due to the merger on December 30, 1999, the agreements are deemed void and are no longer applicable since the Company's is the surviving entity after the transaction.

            f)    Acquisition of Memberlink
                  -------------------------

                  Pursuant to the merger agreement, dated as of December 14, 1999 (with an effective date of December 30, 1999), the Company issued 8,000,082 shares of its common stock in exchange for all the issued and outstanding common stock of Memberlink.

                                I-TRAX.COM, INC.
                     (FORMERLY U.S. MEDICAL ALLIANCE, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


NOTE 9-- STOCKHOLDERS' EQUITY (cont'd)

            e)    Acquisition of Memberlink (cont'd)
                  ----------------------------------

                  For accounting purposes the acquisition is treated as a recapitalization of Memberlink with Memberlink as the acquirer (reverse acquisition). The accompanying financial statements reflect this merger as if it had occurred on January 1, 1998. Such transactions are considered capital transactions whereby Memberlink contributed its stock for the net assets of the Company and accordingly, no goodwill is recorded. Upon consummation of the merger on December 30, 1999, the previous shareholders of Memberlink received 8,000,082 shares of the Company's common stock, which represented 49.9% of the outstanding common stock immediately after the issuance. Simultaneously with the merger, Memberlink's former President was elected as the Company's President. Upon consummation of the merger transaction, all of the issued and outstanding common stock of Memberlink was cancelled and, accordingly, Memberlink ceased to exist with the Company being the surviving entity.

NOTE 10-- SUBSEQUENT EVENTS

            a)    Sale of common stock
                  --------------------

                  On February 20, 2000, the Company sold an aggregate of 1,830,000 shares of its common stock at $1 per share yielding net proceeds of approximately $1,780,000 after certain offering expenses. Such shares were sold pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933.

            b)    2000 Equity Compensation Plan
                  -----------------------------

                  During February 2000, the Company established the 2000 Equity Compensation Plan (the "Plan") to provide (i) designated employees of the Company and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries, and (iii) non-employee members of the Board of Directors of the Company with the opportunity to receive grants of incentive stock options, non-qualified stock options and restricted stock.

                  The aggregate number of shares of common stock of the Company that may be issued or transferred under the Plan is 3,000,000 shares. The maximum aggregate number of shares of that shall be subject to grants made under the Plan to any individual during any calendar year shall be 350,000 shares.

            c)    Termination of Employment Agreement
                  -----------------------------------

                  Effective April 4, 2000, the Company and an employee responsible to act as in-house counsel for the Company, executed an agreement of settlement for the termination of the underlying employment agreement entered on June 1, 1999. The Company agreed to pay $50,000 payable in $10,000 monthly installments commencing April 15, 2000 for compensation. The Company also agreed to arrange for the sale of 70,000 shares of the employee's common stock in the Company at a price of not less than $1.25 per share.

Item 2.           Description of Exhibits.


Exhibit
Number                     Description of Exhibit
----------        ---------------------------------------------------------
   2.1            Agreement and Plan of Merger dated August 19, 1999 between
                  I-Trax.com, Inc. and Member-Link Systems, Inc.

   3.1            Certificate of Incorporation of I-Trax.com, Inc.

   3.2            Amended and Restated By-laws of I-Trax.com, Inc.

   4.1            Form of Common Stock certificate of I-Trax.com, Inc.

   4.2            I-Trax.com, Inc. 2000 Equity Compensation Plan.

   10.1 Agreement between Member-Link Systems, Inc. and The Office of the Attending Physician of The Capitol.

   10.2           Software License Agreement between Member-Link Systems, Inc.
                  and Walter Reed Army Medical Center.

   10.3 Office Lease dated October 22, 1999 by and between Reston Plaza I & II, LLC and Member-Link Systems, Inc.

   10.4 Consulting Agreement dated as of August 27, 1998, by and between Member-Link Systems, Inc. and Enterprise Integration Corporation.

   10.5 Agreement to Hold Harmless and Indemnify dated September 2, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

   10.6 Software and Proprietary Product Corporate License Agreement dated September 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

   10.7 Management Services Agreement dated September 3, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

   10.8 Technical Services Agreement dated September 3, 1999 between I-Trax.com, Inc. and Member-Link Systems, Inc.

   10.9 Software License Agreement dated October 1, 1999, by and between Member-Link Systems, Inc. and Mobile Care Foundation.

   10.10 License Agreement between Member-Link Systems, Inc. and Mobile Care Foundation.

   10.11 Agreement between Member-Link Systems, Inc. and Phoenix Children's Hospital.

   10.12 Consulting Agreement dated February 2, 2000 between I-Trax.com, Inc. and Kenneth Jennings, Ph.D.

   10.13 Employment Agreement dated November 29, 1999 between I-Trax.com, Inc. and Michael O'Connell, M.D.

   10.14 Employment Agreement dated June1, 1999 between Member-Link Systems, Inc. and Hans C. Kastensmith.

   10.15 Employment Agreement dated June1, 1999 between Member-Link Systems, Inc. and David C. McCormack.

   10.16          I-Trax.com, Inc. 2000 Equity Compensation Plan.

   21.1           Subsidiaries of I-Trax.com, Inc.

   23.1           Consent of Massella, Tomaro & Co., LLP.

   27.1           Financial data schedule.